Exhibit 99.1

Kornit Digital to Establish a New Global Business Line Dedicated to Digital On-Demand Production Management

•	Guy Avidan, the Company’s CFO, to assume leadership of the new business line
•	Tech industry veteran, Mr. Alon Rozner, to succeed Guy Avidan as CFO effective December 1, 2020

November 23, 2020, Rosh Haayin, Israel – Kornit Digital (Nasdaq: KRNT), a company that develops, manufactures and markets industrial digital printing technologies for the textile industry, announced today the appointment of Guy Avidan as President of its newly formed business line focused on accelerating the digital transformation of the textile industry to on-demand sustainable production. The Company also announced the appointment of Alon Rozner as its next Chief Financial Officer, effective December 1, 2020.

The inflection point in the textile industry and the massive shift to e-commerce continues to accelerate the need to digitally transform the supply chain and adopt on-demand sustainable textile production. The newly formed business line will focus on enabling brands, retailers, and marketplaces to realize the benefits of digitization by connecting to the most suitable on-demand production and logistics operations, while ensuring consistency, quality and brand integrity.

“Interest in adopting our cloud workflow platform and network for on-demand sustainable production is extremely strong. We believe there is a huge opportunity here for Kornit to build a significant incremental business and leverage the success of the Custom Gateway acquisition, which serves as the foundation for this strategic initiative,” said Ronen Samuel, Kornit Digital’s CEO. “I am confident that Guy will lead this strategic initiative to great success and would like to thank him for his contribution to Kornit’s success in his years of service as our CFO.”

“Kornit is on an amazing journey and I am honored to have had the privilege of taking the company public as CFO and am now excited to take on this next opportunity to lead the continued execution of Kornit’s vision. This new business line will play an integral part in Kornit’s evolution as the leader in digital transformation of the textile industry,” said Guy Avidan, Kornit Digital’s CFO.

“I am pleased to welcome Alon Rozner to Kornit as our new CFO. Alon brings more than 20 years of financial management experience to the role, and his exceptional leadership capabilities will be essential as we continue to execute on our profitable growth strategy”, said Ronen Samuel.

In his latest role, Mr. Rozner served as the CFO of Orbotech, a leading global supplier of yield-enhancing and process-enabling solutions for the electronics manufacturing industry. Orbotech was traded on NASDAQ (NASDAQ: ORBK) until its acquisition by KLA (NASDAQ: KLAC) in February 2019. During his 13-year tenure at Orbotech he served in a broad range of senior finance, business and operational positions, including executive management positions in the Company’s operations in Asia Pacific. Prior to Orbotech, Mr. Rozner served as chief financial officer of Wintegra Inc. a Fabless semiconductor company and as an accountant for Ernst & Young – Israel. He is a CPA and holds a B.A. in Business Administration and Accounting from The Israeli College of Management.

"I am excited to join Kornit as it continues to transform the textile industry and scale profitably," said Rozner. "Kornit is extremely well positioned to capture the massive opportunity and I look forward to working with the team to achieve our goals and create value for all our stakeholders."

About Kornit Digital

Kornit Digital Ltd. (NASDAQ: KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2002, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.